VIA EDGAR

March 25, 2005

Securities and Exchange Commission

Judiciary Plaza

450 5th Street, N.W.

Washington, D.C. 20549

Re:	The Gap, Inc. – Annual Report on Form 10-K

Dear Sir/Madam:

Transmitted herewith via EDGAR is a copy of an Annual Report on Form 10-K for The Gap, Inc. for the fiscal year ended January 29, 2005. The consolidated financial statements included in this report reflect a change from the preceding year in accounting principals or practices, or in the method of applying any such principals or practices as follows: the accounting for lease incentives, the accounting for operating leases with scheduled rent, revenue recognition for online sales, and the capitalization policy for assets.

If you have questions with respect to the enclosed materials, please contact me at (415) 427-2139.

Sincerely,

/s/ Thomas J. Lima
Thomas J. Lima
Vice President and
Associate General Counsel